FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017
Commission File Number: 001-35025

DIANA CONTAINERSHIPS INC.
 (Translation of registrant's name into English)
Pendelis 18, 175 64 Palaio Faliro, Athens, Greece
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated June 30, 2017 of Diana Containerships Inc. (the "Company") announcing that the Company's Board of Directors has determined to effect a reverse stock split of the Company's common shares, par value $0.01 per share, at a ratio of one-for-seven.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-197740), filed with the U.S. Securities and Exchange Commission (the "SEC") with an effective date of August 13, 2014, the Company's registration statement on Form F-3 (File no. 333-215748), as amended and filed with the SEC with an effective date of March 7, 2017, and the Company's registration statement on Form F-3 (File No. 333-216944), filed with the SEC with an effective date of May 11, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: June 30, 2017	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President

Exhibit 99.1

Corporate Contact: Ioannis Zafirakis Director, Chief Operating Officer and Secretary Telephone: +30-216-600-2400 Email: izafirakis@dcontainerships.com Website: www.dcontainerships.com

For Immediate Release

Investor and Media Relations: Edward Nebb Comm-Counsellors, LLC Telephone: + 1-203-972-8350 Email: enebb@optonline.net

DIANA CONTAINERSHIPS INC. ANNOUNCES ONE-FOR-SEVEN
REVERSE STOCK SPLIT

ATHENS, GREECE, June 30, 2017 – Diana Containerships Inc. (NASDAQ: DCIX), (the "Company"), a global shipping company specializing in the ownership of containerships, today announced that its Board of Directors (the "Board") has determined to effect a reverse stock split of the Company's common shares, par value $0.01 per share, at a ratio of one-for-seven. The Company's shareholders approved the reverse stock split and granted the Board the authority to determine the exact split ratio and proceed with the reverse stock split at the Company's Annual Meeting of Shareholders held on June 29, 2017.
The reverse stock split will take effect, and the Company's common stock will begin trading on a split-adjusted basis on The Nasdaq Global Select Market, as of the opening of trading on or around July 5, 2017 under the existing trading symbol "DCIX." The new CUSIP number for the Company's common stock following the reverse stock split is Y2069P200.
Upon effectiveness of the reverse stock split, every seven shares of the Company's issued and outstanding common stock will be automatically combined into one issued and outstanding share of common stock, without any change to the par value per share. This will reduce the number of outstanding common shares of the Company from approximately 14.4 million shares to approximately 2.1 million shares.
No fractional shares will be issued in connection with the reverse stock split. Shareholders who would otherwise hold a fractional share of the Company's common stock will receive a cash payment in lieu thereof at a price equal to that fraction to which the shareholder would otherwise be entitled multiplied by the closing price of the Company's common stock on The Nasdaq Global Select Market on the last trading day prior to the effective date of the reverse stock split.
Shareholders with shares held in book-entry form or through a bank, broker, or other nominee are not required to take any action and will see the impact of the reverse stock split reflected in their accounts on or after the effective date. Such beneficial holders may contact their bank, broker, or nominee for more information.
Shareholders with shares held in certificate form will receive instructions from the Company's exchange agent, Computershare, for exchanging their stock certificates for a new certificate representing the shares of common stock resulting from the reverse stock split.
Additional information about the reverse stock split can be found in the Company's proxy statement mailed to shareholders on or around June 5, 2017, a copy of which was furnished to the Securities and Exchange Commission on June 6, 2017 on the Company's Report of Foreign Private Issuer on Form 6-K and is available on the Securities and Exchange Commission's website at www.sec.gov.
About the Company
Diana Containerships Inc. is a global provider of shipping transportation services through its ownership of containerships. The Company's vessels are employed primarily on time charters with leading liner companies carrying containerized cargo along worldwide shipping routes.
Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for containership capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.